Exhibit 99.149

mCloud Announces Kim Clauss as Executive Vice President, HR and Global Talent

CALGARY, AB, March 8, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced that Calgary-based Kim Clauss has joined mCloud as Executive Vice President, HR and Global Talent.

Clauss is a consummate human resources and talent executive with over 15 years of experience, having established and led the HR function at North American Oil Sands Corporation ("NAOSC") prior to the organization's acquisition by Statoil in Norway (now known as Equinor ASA). Her pragmatic leadership enabled a responsive HR function that valued results over bureaucracy.

She was also employee number four at Calgary-based Seven Generations Energy Ltd. ("Seven Generations"), where she designed, implemented, and continuously evolved all of the people and culture practices at Seven Generations during her tenure there.

"We are delighted to have someone with Kim's tremendous skill and experience join mCloud in Calgary to lead our HR and talent function globally," said Russ McMeekin, mCloud President and CEO. "She will play a key role in growing our talent and presence in Alberta and help our teams all over the world reach their fullest potential."

Clauss holds a Master of Business Administration in Executive Management and Management Consulting  from Royal Roads University and a certificate in Diversity and Inclusion for Human Resources from Cornell University. She is an Accredited Executive Compensation Professional (AECP) with CPHR Alberta, a Certified Professional Human Resources practitioner with CPHR Canada, and a Senior Certified Professional with the Society for Human Resources Management (SHRM-SCP).

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/08/c8613.html

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:00e 08-MAR-21